FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933 AND DEEMED
FILED PURSUANT TO RULE 14a-12 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
COMMISSION FILE NO. 000-23091

FOR IMMEDIATE RELEASE
PSFT-56

PeopleSoft Files Lawsuit Against Oracle

Alleges That Tender Offer Announced
June 6, 2003 Constitutes Unfair Business Practices

PLEASANTON, Calif., — June 13, 2003 — PeopleSoft, Inc. (NASDAQ: PSFT) today announced that it has sued Oracle Corporation to put an end to what it characterizes as a sham tender offer aimed at destroying PeopleSoft’s business. The complaint, filed in Alameda County Superior Court, alleges that Oracle has engaged in unfair business practices, trade libel and tortious interference with PeopleSoft’s customer relationships.

According to the suit, Oracle’s true intent in making the tender offer was to undercut PeopleSoft’s business operations by disparaging PeopleSoft’s products, services, and future prospects, undermine PeopleSoft’s viability by creating uncertainty and doubt in the minds of PeopleSoft’s customers and prospective customers, and interfere with PeopleSoft’s plan to merge with J. D. Edwards and Company. PeopleSoft also alleges that Oracle’s accompanying media campaign grossly misleads the market concerning Oracle’s ability to provide continuing support to existing PeopleSoft customers, and fails to disclose the substantial obstacles and costs facing PeopleSoft customers that would need to migrate to an Oracle platform. The misrepresentations by Oracle in various press releases, conference calls, and other communications are alleged to be a part of a scheme to freeze customer purchase decisions, and to adversely affect PeopleSoft’s end-of-quarter sales.

“By making an offer with the acknowledged intent of eliminating PeopleSoft’s business, Oracle seeks to disrupt PeopleSoft’s efforts to complete new sales, thus, effectively damaging PeopleSoft’s business even if Oracle never buys a single share of PeopleSoft stock,” said Craig Conway, PeopleSoft’s President and Chief Executive Officer. Mr. Conway also reaffirmed PeopleSoft’s plan to move forward on its merger with J.D. Edwards. “We intend to compete vigorously in the marketplace, and complete the merger with J.D. Edwards, despite Oracle’s unlawful efforts to destroy competition,” Mr. Conway concluded.

The lawsuit seeks an injunction barring Oracle from proceeding with its tender offer, as the only way that PeopleSoft’s business can be protected.

About PeopleSoft
PeopleSoft (Nasdaq: PSFT) is the world’s leading provider of application software for the real-time enterprise. PeopleSoft pure internet software enables organizations to reduce costs and increase productivity by directly connecting customers, suppliers, partners and employees to business processes on-line, in real time. PeopleSoft’s integrated, best-in-class applications include Customer Relationship Management, Supply Chain Management, Human Capital Management, Financial Management and Application Integration. Today more than 5,100 organizations in 140 countries run on PeopleSoft software. For more information, visit us at www.peoplesoft.com.

Forward Looking Statements
Statements made in this press release that state the Company’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements. Readers are cautioned that these statements are only predictions and may differ materially from actual future events or results. The specific forward-looking statements relate to such matters as the Company’s competitive position and its market acceptance of existing products and services, and its projected financial performance. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. These risks, assumptions and uncertainties include: economic and political conditions in the U.S. and abroad; the ability to complete and deliver products and services within currently estimated time frames and budgets; the ability to manage expenses effectively; the ability to achieve revenues from products and services that are under development; competitive and pricing pressures; and other risks referenced from time to time in the Company’s filings with the Securities and Exchange Commission. Please refer to the Company’s current annual report on Form 10-K for more information on the risk factors that could cause actual results to differ.

The Company intends to file a registration statement on Form S-4 and proxy materials with the SEC shortly with respect to the proposed acquisition of J.D. Edwards & Company pursuant to the Agreement and Plan of Merger dated June 1, 2003 among the Company, J.D. Edwards & Company, and Jersey Acquisition Corporation, a wholly-owned subsidiary of the Company. Stockholders should read these documents and any amendments or supplements thereto when they become available because they will contain important information. Copies of such documents may be obtained without charge at the SEC’s website at www.sec.gov.

The directors, certain executive officers and other employees and representatives of the Company may be deemed to be participants in the solicitation of proxies in connection with special meetings of stockholders which may be scheduled in connection with obtaining any necessary stockholder approvals relating to the proposed acquisition of J.D. Edwards & Company.

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PeopleSoft® and the PeopleSoft logo are registered trademarks of PeopleSoft Inc. All other company and product names may be trademarks of their respective owners. Copyright © 2003 PeopleSoft, Inc. All rights reserved.

Contacts:
Lori Varlas	Kara Wilson
Investor Relations	Corporate Communications
PeopleSoft Inc.	PeopleSoft Inc.
(877) 528-7413	(925) 694-4046 (voice)
lori_varlas@peoplesoft.com	(925) 998-5619 (cell)
kara_wilson@peoplesoft.com